CURO GROUP HOLDINGS CORP.
3527 North Ridge Road

Wichita, Kansas 67205

April 22, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin E. Martin

Re:	CURO Group Holdings Corp. - Request for Acceleration
Registration Statement on Form S-3
(File No. 333-230905)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CURO Group Holdings Corp. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3 (as amended to date, the “Registration Statement”) be accelerated to Wednesday, April 24, 2019 at 4:30 p.m. Eastern Time or as soon as practicable thereafter or at such later time as the Registrant or its counsel may orally request via telephone.

The Registrant hereby acknowledges that:

i.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

ii.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

iii.	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Sincerely,

CURO Group Holdings Corp.

/s/ Don Gayhardt________________

By:	Don Gayhardt
Name:	Don Gayhardt
Title:	President and Chief Executive Officer
cc:	Thomas Mark, Willkie Farr & Gallagher LLP David Cosgrove, Willkie Farr & Gallagher LLP